EXHIBIT 99.1

For Immediate Release

MTS Closes MVNE Services Contract for Minimum Revenues of $3.6 Million with One of the Largest MVNOs in the U.S.

RA'ANANA, Israel – October 15, 2012 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of MVNE services and telecommunications expense management (TEM) solutions, today announced the signing of a renewal agreement for its Mobile Virtual Network Enabler (MVNE) service with a large, U.S. based MVNO (Mobile Virtual Network Operator).

The MTS solution is a market leading MVNE service that provides new MVNOs with a quick time to market, flexible personalization, and rapid integration into their existing operations. This allows new MVNOs to focus their efforts on sales and marketing rather than back office technology and complex MNO integrations. MVNOs can rapidly gain a competitive advantage in the marketplace with MTS’s MVNE cradle to grave solution that is specifically designed for MVNOs, regardless of their size, service offerings or localization requirements.

“We are proud to continue our MVNE service to one of the largest MVNOs in the U.S. and in parallel to support new MVNOs in establishing their businesses” said Eytan Bar, CEO of MTS. “This customer contract extension, which provides for minimum total revenues of $3.6 million through the end of 2013, is a result of our commitment to our customers to provide flexible and scalable solutions that can grow and adapt to their changing business requirements in a highly competitive marketplace.”

The MTS MVNE service supports a full customer care and billing lifecycle, including registering new customers, provisioning services, catalogue management, point of sale system (POS), CRM module, web self-care, fully featured rating engine, credit limit alerting, flexible billing and invoicing engine, payment and collection processing, partner commission and royalty management, network intelligence and advanced dashboards and analytics.

“Forward thinking MVNOs and MVNEs are looking for innovative ways to gain a competitive advantage in this highly competitive and fast growing market,” said Josef Brikman, President of MTS North America. “We provide this competitive advantage to our customers by providing them with a quick and seamless startup utilizing existing integrations into major MNOs (Mobile Network Operators) and a flexible process engine that can accommodate any MVNO business model and support their unique branding and product offerings.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment ,along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:
John Venditti
Vice President, Marketing
(800) 745-8725
john.venditti@mtsint.com

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